SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: September 30, 2008	By:	Signed:	G. A. Feigel

		Name:	G. A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, September 30, 2008
CANADIAN PACIFIC WELCOMES STB APPROVAL
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that it has received regulatory approval from the US Surface Transportation Board (STB) to acquire control of the Dakota, Minnesota & Eastern Railroad Corporation and its subsidiaries: Iowa, Chicago & Eastern Railroad and Cedar American Rail Holdings. The STB denied all requests for conditions other than those agreed to voluntarily by CP. The official effective date of the final decision is October 30, 2008.
“The DM&E is an excellent fit for Canadian Pacific making this a strategic end-to-end addition to our network,” said Fred Green, President and Chief Executive Officer of CP. “This is also a positive development for CP, DM&E and IC&E customers. CP customers will have direct single line access to the Midwest US markets and the Kansas City gateway, which will improve fluidity to and from the Southwest US and Mexico. DM&E and IC&E customers will have access to single line haul opportunities to new markets and access to CP’s car fleets.”
CP’s ability to provide single line service between DM&E and IC&E served origins and CP destinations will enhance rail service, while its commitment to make infrastructure investments across the DM&E and IC&E network will improve safety and fluidity.
“Together, we will build on the significant improvements the DM&E has made in operating efficiency and safety over the past several years and remain committed to our shareholders, our employees, our customers and the communities we serve,” said Kathryn McQuade, CP’s Executive Vice President and CFO.
The DM&E is the largest regional railroad in the U.S. and the only Class II railroad that connects and interchanges traffic with all seven Class I railroads, connecting with Canadian Pacific at Minneapolis, Winona, MN and Chicago. The DM&E is expected to deliver double digit top-line revenue growth and EBITDA in 2008. It is headquartered in Sioux Falls, SD and has approximately 1,100 employees, 2,500 miles of track, including approximately 500 miles of trackage rights, and rolling stock that includes 7,200 rail cars and 150 locomotives. The DM&E serves eight states: Illinois, Iowa, Minnesota, Missouri, Nebraska, South Dakota, Wisconsin and Wyoming with access to Chicago, Minneapolis/St. Paul, Kansas City and key ports.
“While this is a day to celebrate, it is also very important that the qualities that have made the DM&E, IC&E and Cedar American so successful stay as vibrant as they were before the acquisition,” added Green. “I look forward to building and strengthening our company, together.”
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to the proposed acquisition transaction, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, Canadian Pacific’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments, and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, Canadian Pacific undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca